FS GLOBAL CREDIT OPPORTUNITIES FUND—T

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

April 27, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Marianne Dobelbower, Esq.

Re:	FS Global Credit Opportunities Fund—T

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

File Numbers 333-209622 and 811-23139

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Global Credit Opportunities Fund—T, a Delaware statutory trust (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-209622 and 811-23139) (the “Registration Statement”) so that the Registration Statement may be declared effective at 4:00 p.m. on Thursday, April 28, 2016, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James A. Lebovitz of Dechert LLP at (215) 994-2510, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS GLOBAL CREDIT OPPORTUNITIES
FUND—T

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer and Secretary